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    SUPPLEMENT DATED NOVEMBER 16, 2009 TO YOUR PROSPECTUS DATED MAY 1, 2009

On or about February 19, 2010, shareholders will vote on the proposed Agreement and Plan of Reorganization of the Federated Clover Value Fund II into Federated Capital Appreciation Fund II. If the proposed reorganization is approved, all assets of the Federated Clover Value Fund II will be transferred into Federated Capital Appreciation Fund II. Shareholders of the Federated Clover Value Fund II will receive shares of Federated Capital Appreciation Fund II. If approved by the shareholders, the reorganization is scheduled to take place at the close of business on or about March 12, 2010.

Due to the reorganization, you will no longer be able to allocate new Premium Payments or make transfers to the Federated Clover Value Fund II Sub-Account, including program trades, on or after the close of business on March 11, 2010. As a result of the reorganization, if any of your Contract Value is currently invested in the Federated Clover Value Fund II Sub-Account, that Contract Value will be merged into the Federated Capital Appreciation Fund II Sub-Account. If any portion of your future Premium Payments are allocated to the Federated Clover Value Fund II Sub-Account, you may redirect that allocation to another Sub-Account available under your Contract. Effective as of the close of business on or about March 12, 2010, any transaction that includes an allocation to the Federated Clover Value Fund II Sub-Account will automatically be allocated to the Federated Capital Appreciation Fund II Sub-Account. Also, effective on or about March 12, 2010, unless you direct us otherwise, if you are enrolled in any DCA, DCA Plus, InvestEase(R), Asset Rebalancing Program or other administrative program that includes transfers of Contract Value or allocation to the Federated Clover Value Fund II Sub-Account, your enrollment will automatically be updated to reflect the Federated Capital Appreciation Fund II Sub-Account.

In the event that the proposed reorganization is approved, effective as of the close of business on or about March 12, 2010, all references and information contained in the prospectus for your Contract related to the Federated Clover Value Fund II are deleted.

EFFECTIVE MARCH 11, 2010, THE FOLLOWING INVESTMENT OPTION IS ADDED IN ALPHABETICAL ORDER UNDER "FEDERATED INSURANCE SERIES" IN THE INVESTMENT OPTIONS TABLE IN THE SECTION ENTITLED "THE FUNDS":

FUNDING OPTION                                  INVESTMENT OBJECTIVE SUMMARY                INVESTMENT ADVISER/SUB-ADVISER
---------------------------------------------------------------------------------------------------------------------------------
Federated Capital Appreciation Fund II   Seeks capital appreciation by investing      Federated Equity Management Company of
                                         primarily in equity securities of large-     Pennsylvania
                                         and mid-cap companies.

Please see the Fund's prospectus for expense information.

THE FOLLOWING SENTENCE IS ADDED TO THE INTRODUCTORY PARAGRAPH OF THE ACCUMULATION UNIT VALUES TABLE:

There is no information for the Federated Capital Appreciation Fund II Sub-Account because as of December 31, 2008, the Sub-Account had not commenced operations.

  THIS SUPPLEMENT SHOULD BE RETAINED WITH THE PROSPECTUS FOR FUTURE REFERENCE.

HV-7970